UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________________

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or

15d-16 of the Securities Exchange Act of 1934

For the month of March 2020

Commission File Number:  1-15256

_____________________

OI S.A. – In Judicial Reorganization

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant’s name into English)

Rua Humberto de Campos, No. 425, 8th floor – Leblon

22430-190 Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:   ☒      Form 40-F:   ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:   ☐      No:   ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:   ☐      No:   ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:   ☐      No:   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Oi S.A. – In Judicial Reorganization

CNPJ/MF: 76.535.764/0001-43

NIRE 33 3 0029520-8

Publicly-held Company

CALL NOTICE

ANNUAL GENERAL AND EXTRAORDINARY SHAREHOLDERS’ MEETING

The Board of Directors of Oi S.A. – In Judicial Reorganization (“Company”) calls the Shareholders to attend the Annual General and Extraordinary Shareholders’ Meeting to be held on April 30, 2020, at 11:00, at the Company’s headquarters’ located at Rua do Lavradio No. 71, Centro, in the City of Rio de Janeiro, RJ, to deliberate on the following items:

At the Annual General Meeting:

(i)                      Analysis of management accounts, examine, discuss, and vote on the financial statements related to the fiscal year ended on December 31, 2019;

(ii)                    Allocation of the results for the fiscal year ended December 31, 2019;

(iii)                  Establishment of the total annual compensation of Management and members of the Company's Fiscal Council; and

(iv)                  Elect the members of the Fiscal Council and their respective alternates;

At the Extraordinary General Meeting:

(v)                    Ratify the election to the Board of Directors, in addition to the term of office of appointed members occupying positions on the Board of Directors, pursuant to article 150 of Law No. 6.404/76 at Meetings of the Board of Directors held on March 4 and 13, 2020; and

(vi)                  Re-ratify the overall compensation of the administration approved at the Ordinary and Extraordinary General Meeting held on April 26, 2019.

GENERAL INSTRUCTIONS:

1. The documentation and information relating to matters that are going to be deliberated at the Meeting are available at the Company’s headquarters, in the Shareholders’ Participation Manual, on the Company’s Investors Relations page (www.oi.com.br/ri), as well as on the website of the Brazilian Securities Commission (“CVM”) (www.cvm.gov.br) pursuant to CVM Instruction 481/09, and at B3 S.A. - Brasil, Bolsa, Balcão (“B3”) (http://www.b3.com.br/), with the purpose of examination by the Shareholders.

2. The Shareholder’s participation may be in person or by proxy, and it is requested that the Shareholder file the following documents with the Company at Rua Humberto de Campos No. 425, 5th Floor, Leblon, in the City of Rio de Janeiro- RJ, from 9 a.m to 12 p.m. or from 2 p.m. to 6 p.m., up to two (2) business days prior to the Meeting, to the attention of the Corporate and M&A Management: (i) In the case of a Legal Entity: certified copies of the Articles of Incorporation or By-Laws or Articles of Association, minutes of the election of the Officers that contains the election of the legal representative(s) present at the  Meeting; (ii) In the case of an Individual Taxpayer Person: certified copies of the Shareholder’s Identification Document and the Individual Taxpayer Registration Number (CPF); and (iii) In the case of an Investment Fund: certified copies of the Fund’s By-Laws and Articles of Incorporation or and certified copies of the Fund’s manager By-Laws or Articles of Association, as well as the minutes of the election of the legal representative(s) present at the Meeting. In addition to this, the documents indicated in (i), (ii) and (iii) are also required, as the case may be, when the Shareholder is represented by an attorney-in-fact, he or she shall be supported by documents proving the respective mandate, and with special powers, as well as certified copies of the Attorney-in-fact’s Identification Document and Individual Taxpayer Registration Number (CPF). The requirement is intended to grant speed to the Shareholders present at the Meeting. The holders of preferred shares shall have the right to vote all matters subject to deliberation and included in the Agenda of the General and Extraordinary Shareholders’ Meeting convened, pursuant to paragraph 3 of article 12 of the Company’s By-Laws and paragraph 1 of article 111 of Law No. 6404, dated December 15, 1976, as amended from time to time (“Brazilian Corporation Law”), and shall vote jointly with the common shares.

3. The Shareholders participating in the Fungible Custody of Registered Shares of the Stock Exchange who wish to attend the Meeting must submit statement issued up to two (2) business days prior to its realization, containing a respective ownership interest, issued by the competent body.

4. In order to facilitate and encourage the attendance of its shareholders at the General and Extraordinary Shareholders’ Meeting and, in accordance with the CVM rules in particular CVM Rule 481/09, amended by CVM Rule 561/15 and 570/15, the Company will allow remote attendance and the exercise of remote voting, allowing its shareholders to send, by their respective custody agents or directly to the Company, a Distance Voting Bulletin, which is provided by the Company on its Investor Relations website, as well as on the websites of the CVM and B3, together with the other documents that are to be discussed at the Extraordinary General Shareholders’ Meeting, subject to the guidelines contained in the Distance Voting  Bulletin

5. Finally, Considering the COVID-19 (Coronavirus) pandemic and its possible exceptional consequences, the Company may analyze and implement measures to ease the participation of its shareholders in the Meeting.

Rio de Janeiro, March 31, 2020.

Eleazar de Carvalho Filho

Chairman of the Board of Directors

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 31, 2020

OI S.A. – In Judicial Reorganization

By:  /s/ Camille Loyo Faria

Name: Camille Loyo Faria

Title: Chief Financial and Investor Relations Officer